===============================================================================
                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [ ] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                    December 31, 2001                      +------------------+
For Period Ended: ________________________                 +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |    0-23634       |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended: ________________________  +------------------+
+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
                                    KFX Inc.
--------------------------------------------------------------------------------
Full Name of Registrant
                                       N/A
--------------------------------------------------------------------------------
Former Name if Applicable
                       3300 East First Avenue, Suite 290
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                             Denver, CO, USA, 80206
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

The Registrant is unable to complete the information for the timely presentation of its Annual Report on Form 10-K for the period ended December 31, 2001 due to the fact that the Registrant requires additional time to gather and compile the financial and other information required to prepare such Annual Report. The Registrant is in the process of gathering and compiling such information and will file such Annual Report as soon as practically possible.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       PATRICK S. FLAHERTY                440                   358-7740
     ----------------------------    --------------    -------------------------
             (Name)                    (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable


SEC 1344 (2-99)

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     estimate of the results cannot be made.
================================================================================

The Registrant expects significant changes in its results of operations for the fiscal year ended December 31, 2001 compared to the fiscal year ended December 31, 2000. Anticipated condensed financial information for these years is contained in the table below. The changes from 2000 to 2001 reflect (a) an increase in Pegasus revenues from 2000 to 2001 of approximately $860,000 offset by a decrease in K-Fuel laboratory contract revenue from 2000 to 2001 of approximately $230,000, (b) increased operating loss approximating $839,000 from 2000 to 2001 at the K-Fuel segment and at the KFX corporate level due to expenses related to the repayment of notes to the State of Wyoming and increased legal and professional fees, largely offset by decreased operating loss from 2000 to 2001 at the Pegasus segment approximating $554,000, as Pegasus expanded its business and increased its order intake and revenue and, (c) the amortization of debt discount and recognition of expense related to the induced conversion of Debentures during 2001. The preliminary unaudited information below for 2001 is subject to the final compilation of information noted in Part III of this Form 12b-25, and completion of the audit of the Company's 2001 financial statements.

STATEMENT OF OPERATIONS                 Twelve Months           Twelve Months
                                        Ended 12/31/01          Ended 12/31/00
                                        --------------          --------------

Operating revenues                       $  2,753,000            $  2,125,000
Operating loss                           $ (9,283,000)           $ (8,998,000)
Net loss                                 $(14,834,000)           $(12,290,000)
Basic and diluted earnings per share     $       (.57)           $       (.49)
================================================================================

                                   KFX, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    April 1, 2002                   By   PATRICK S. FLAHERTY
    ------------------------------        --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

SEC 1344 (2-99)